Exhibit 99.1

Mountain Province Diamonds Announces Receipt of Interim Order in Connection with Proposed Arrangement with Kennady Diamonds and Confirms date for Special Meeting of Shareholders

Mountain Province Provides Statement Required by Section 610(b) of the NYSE Amex Company Guide

Shares Issued and Outstanding: 80,645,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, March 29, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced that it has received an interim order of the Supreme Court of Ontario with respect to its previously announced plan of arrangement, pursuant to which the Company will transfer the Kennady North property to Kennady Diamonds Inc. ("Kennady") (the "Arrangement").

On March 13, 2012, Mountain Province announced the Arrangement. Upon completion of the transfer of the Kennady North property and working capital in the amount of approximately C$3M to Kennady Diamonds, Mountain Province intends to distribute the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held by shareholders at the Effective Date.  The Arrangement is subject to, among others, a final court order as well as regulatory and shareholder approvals.

Assuming Mountain Province shareholders approve the Arrangement, Kennady Diamonds will seek approval to list its common shares for trading on the TSX Venture Exchange.

As part of the interim order, Mountain Province has set the date for the special meeting of shareholders and confirms that it will be held on Wednesday, April 25th at 4:00 p.m. at the offices of Fraser Milner Casgrain LLP at 77 King Street West, Suite 400, Toronto, Ontario, where shareholders will be asked to approve, among other items of business, the Arrangement.

Mountain Province also confirmed today that the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2011 (the "Annual Financial Statements") contained a going concern explanatory note. Mountain Province's Annual Financial Statements were included in Form 20-F for its filings in the United States with the Securities and Exchange Commission on March 29, 2012.   Mountain Province's Annual Financial Statements are also filed on SEDAR at www.sedar.com in Canada.

This press release and public confirmation of the "going concern" note is required by Section 610(b) of the NYSE AMEX Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such in the United States. This announcement does not represent any change or amendment to Mountain Province's Annual Financial Statements or to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

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About Kennady North
The Kennady North project comprises thirteen leases and claims located to the west and north of the four leases controlled by the Gahcho Kué Joint Venture between De Beers Canada Inc. (51%) and Mountain Province (49%).

Exploration at Kennady North commenced in the late 1990's and resulted in the discovery of the diamondiferous Kelvin, Faraday and Hobbes kimberlites. The number of diamonds recovered from these kimberlites and the size-frequency distribution indicate that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the Gahcho Kué JV. Exploration samples from Kelvin and Faraday returned a relatively large number of macro diamonds with the two largest being a 0.4 carat diamond from Faraday and a 0.09 carat diamond from Kelvin.

The known kimberlites at Kennady North do not explain all the kimberlitic indicators previously recovered from glacial till sampling. Exploration at Kennady North was suspended in 2004 when Mountain Province focused the Company's attention on the Gahcho Kué pre-feasibility and feasibility studies.

Exploration at Kennady North recommenced during 2011 with a 50-meter line-spacing airborne gravity gradiometry (AGG) survey over the entire 123.6 square kilometer project area. The survey identified 106 geophysical targets.  The Company has commenced 560-line-kilometre total magnetic field (MAG) ground survey over the 106 geophysical targets identified by the AGG survey, which is expected to be completed by the end of March, 2012. The high priority targets identified through the AGG and MAG surveys will be scheduled for drilling as soon as a land use permit is obtained.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 29-MAR-12